Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647
Tel: (201) 750-2646

March 12, 2009

AS FILED ON EDGAR AND
VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549
Attn: Tabatha Akins, Staff Accountant

Re:	Elite Pharmaceuticals, Inc.
Item 4.01 - Form 8-K, filed February 19, 2009
File No. 001-15697

Dear Ms. Akins:

On behalf of Elite Pharmaceuticals, Inc., a Delaware corporation (the “Company”), please be advised that the undersigned has received and read your letter, dated February 25, 2009, with regard to Item 4.01 of the Current Report on Form 8-K filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on February 19, 2009.

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at (201) 367-7860.

Securities and Exchange Commission
March 12, 2009
Re: Elite Pharmaceuticals, Inc.

Your assistance in this matter is greatly appreciated.

Sincerely,

ELITE PHARMACEUTICALS, INC.

By:	/s/ Chris Dick
Name: Chris Dick
Title: Chief Operating Office and Acting Chief Executive Officer

cc: Mark Gittelman, Chief Financial Officer